CUSIP No. 6934341029	Page 1 of 15 Pages

As filed with the Securities and Exchange Commission on April 1, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common shares of Beneficial Interest

(Title of Class of Securities)

693434102

(CUSIP Number)

Evan Stone, Esq

Lee & Stone LLP

325 N. St Paul St, S. 2250

Dallas TX 75201

(214) 377-4851

Fax (469) 277-3376

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6934341029	Page 2 of 15 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. REIT Redux LP IRS EIN 26-3332258
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,935
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,935
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 3 of 15 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. Robert J. Stetson
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,400
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 63,400
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 4 of 15 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Joe C. Longbotham
2.	Check the Appropriate Box if a Member of a Group (a.) ☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,618
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,618
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,618
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 5 of 15 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of above person. B.T. Interest, Ltd. IRS EIN 27-5333069
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,418
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 6 of 15 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Lonnie & Rosalie Whatley Family LLC
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,212
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,212
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,212
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 7 of 15 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David West
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 6934341029	Page 8 of 15 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . West Partners L.P. EIN 27-1454074
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 6934341029	Page 9 of 15 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David Martin West Asset Trust
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,857
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,857
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 10 of 15 Pages

Item 1.     Security and Issuer

This Amendment No. 4 (this "Amendment No. 4") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D" and, together with Amendment No.1 to the Original Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2013, Amendment No. 2 to the original Schedule 13D, filed with the SEC on May 16, 2013, Amendment No. 3 to the original Schedule 13D, filed with the SEC on July 18, 2013 and Amendment No. 4, this "Schedule 13D") filed with the SEC on April 1, 2013 and relates to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of PMC Commercial Trust, a Texas real estate investment trust (the "Company"), whose principal executive offices are located at 17950 Preston Road, Suite 600, Dallas, Texas 75254. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meaning ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented herein or by Amendments No. 1, 2 and 3 thereto, the Original Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.     Purpose of Transaction.

The following supplements Item 4 disclosure set forth in the original Schedule 13D and subsequent Amendments thereto:

On October 24, 2013, REIT Redux issued a press release announcing its filing on October 9, 2013 of a lawsuit in Dallas County Court at Law No. 5 titled REIT Redux, L.P. et al v PMC Commercial Trust naming as defendants the Company, its Trust Managers, its executives, and CIM Urban REIT LLC. The complaint (the “Complaint”) alleges that the Trust Manager defendants breached their fiduciary duties to the Company and its shareholders by approving the Company’s transaction with CIM failing to obtain the best value for the plaintiffs and the class. The Complaint alleges that defendant CIM aided and abetted the breach of fiduciary duties. The Complaint further alleges that the Trust Manager defendants, among other things: (i) engaged in bad faith and self-dealing by preferring transactions that the enriched themselves and (ii) conspired to deprive the plaintiffs and the class of their rightful vote to approve or vote down the transaction under Texas law. The Complaint seeks, among other things, an order enjoining the PMC-CIM transaction, damages for lost shareholder value, exemplary damages and appointment of a receiver in order to preserve and maximize shareholder value. The Company previously disclosed the filing of the lawsuit and Complaint on pages 42 and 87-88 of Amendment No. 1 to its Form S-4 filed with the SEC on October 11, 2013.

A copy of the press release has been filed as an Exhibit to this Amendment No. 4.

CUSIP No. 6934341029	Page 11 of 15 Pages

Other than the foregoing, there have been no other changes to the plans or proposals of the Reporting Persons. Although the foregoing represents the current plans and intentions of the Reporting Persons, it should be noted that such plans and intentions may change at any time. Accordingly, the Reporting Persons are continuously reviewing all aspects of their Share position. Consequently, the Reporting Persons expressly reserve the right to acquire additional shares or to sell or otherwise dispose of all or part of their Share position and may do so at any time. Whether the Reporting Persons decide to acquire additional Shares or sell some or all of the Shares that they now own will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, including market conditions and any response that the Company may make to any efforts or actions of the Reporting Persons (including any efforts or actions to acquire control of the Company).

Item 5.     Interest in Securities of the Issuer.

The Reporting Persons as a group own 583,140 Shares, or approximately 5.5% of the outstanding Shares. There are no Agreements between the Reporting Persons, legal or otherwise, concerning voting or dispositive power at this time other than between Mr. Stetson and REIT Redux LP as stated below.

In addition to their respective direct holdings, Mr. Stetson may be deemed to beneficially own the 109,935 Shares, or approximately 1.0% of the outstanding Shares, held by REIT Redux by virtue of his position as President of REIT Redux LLC, the general partner of REIT Redux LP, that has the power to vote and dispose of such Shares; Mr. Whatley may be deemed to beneficially own the 65,418 Shares, or approximately 0.6% of the outstanding Shares, held by B.T. Interest, Ltd. and the 39,212 Shares, or approximately 0.4% of the outstanding Shares, held by Lonnie & Rosalie Whatley Family LLC as a result of his power to vote and dispose of such Shares; and  Mr. West may be deemed to beneficially own the 65,350 Shares, or approximately 0.6% of the outstanding Shares, held by West Partners L.P. and the 22,857 Shares, or approximately 0.2% of the outstanding Shares, held by the David Martin West Asset Trust as a result of his power to vote and dispose of such Shares.

The percentage of Shares outstanding reported as beneficially owner by each person herein on the date hereof is based on 10,596,220 Shares outstanding on May 1, 2013 as reported in the Company's Annual Report on From 10-Q for the quarterly period ended March 31, 2013.

Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule 1 hereto.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than as disclosed above, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Ex 1	Joint filing Agreement, dated April 1, 2013 by and among the Reporting Persons

Ex 2	Press Release dated October 24, 2013 of REIT Redux, L.P. headlined REIT Redux suit against PMC Commercial Trust, Trust Managers and CIM

CUSIP No. 6934341029	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2013

REIT Redux LP
A Delaware Limited Partnership

By:	REIT Redux LLC
Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 13 of 15 Pages

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 1, 2013, by and among REIT Redux LP, Robert J. Stetson, Joe C. Longbotham, B.T. Interest, Ltd., Lonnie & Rosalie Whatley Family LLC, David West, West Partners L.P. and David Martin West Asset Trust.

Exhibit 2	Press release dated October 24, 2013 of REIT Redux, L.P. headlined REIT Redux Files suit against PMC Commercial Trust, Trust Managers and CIM

CUSIP No. 6934341029	Page 14 of 15 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common shares of PMC Commercial Trust, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 1st day of April, 2013.

Date:  April 1, 2013

REIT Redux LP

By:	REIT Redux LLC, its general partner

	By:	/s/ Robert J. Stetson
	Name: Title:	Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 15 of 15 Pages

FOR IMMEDIATE RELEASE

Media Contact:

Mazin Sbaiti Esq, Steckler Law

Phone: 972-3874040

Email: mazin@stecklerlaw.com

REIT REDUX FILES SUIT AGAINST PMC COMMERCIAL TRUST, TRUST MANAGERS AND CIM

DALLAS (October 24, 2013) – REIT Redux, L.P. a large, long-time shareholder of PMC Commercial Trust (NYSE: PCC) on October 9, 2013 filed a lawsuit in Dallas County Court at Law No. 5 titled REIT Redux, L.P. et al v PMC Commercial Trust naming as defendants PMC, Trust Managers, its executives, and CIM Urban REIT LLC. The suit alleges that PMC Commercial's Board of Trust managers approved and recommended a transaction that fails to maximize shareholder value and conspired to deprive shareholders of a fair vote on the sale transaction.

Shortly after the merger was announced, on July 19, 2013, REIT Redux, L.P. sent a letter to PMC’s Trust Managers expressing a variety of concerns with the transaction announced July 8th by PMC which was filed as an amendment to a Schedule 13D with the Securities and Exchange Commission on July 22, 2013. This may be found at www.sec.gov.

“We have previously expressed significant concern over the adequacy of the consideration when compared with the value of PCC. PCC’s own purported fairness opinion presents comparables selling for 95 percent to 150 percent of net asset value yet the consideration PCC shareholders are getting falls substantially short of even the bottom of that range,” said Robert Stetson, President and CEO of REIT Redux, L.P. “The accounting for the surviving entity reflects that this is a ‘bargain purchase’ for CIM. We are deeply troubled by the process adopted by PCC’s Trust Managers who remain tone deaf to the wishes of its shareholders and we see no alternative other than litigating the matter.”

A copy of the Original Petition may be obtained by contacting REIT Redux L.P.’s retained counsel in the matter Steckler LLP’s Mazin Sbaiti, at Mazin@Stecklerlaw.com.

About REIT Redux L.P.

REIT Redux L.P. was formed in September 2008 and is based in Dallas, Texas. The firm is composed of investors with extensive experience analyzing, investing in and/or running Real Estate Investment Trusts. REIT Redux L.P. reserves the right to increase, decrease or dispose of its investment in PCC without prior notification.